Exhibit 1

FOR IMMEDIATE RELEASE	9 June, 2015

  | AGM Trading Update

¢	Reported revenue for first four months up 8.0% at £3.776 billion in sterling, down 1.9% at $5.698 billion in dollars and up 21.4% at €5.129 billion in euros

¢	Constant currency revenue up 7.1%, like-for-like revenue up 5.0%

¢	Constant currency net sales up 4.8%, like-for-like net sales up 2.3%

¢	Positive impact of exchange rates on reported revenue 0.9% in first four months

¢	First four months like-for-like revenue, net sales and profits well ahead of last year

¢	Net sales margin also well ahead of last year and target

¢	Constant currency average net debt in first four months of 2015 up by £224 million over same period in 2014 mainly reflecting increased acquisition spending

The following statement was made by the Chairman at the Company’s 43rd Annual General Meeting held in London at noon today:

“First, a few comments on current trading.

In the first four months of 2015, reported revenue was up 8.0% at £3.776 billion. Revenue in constant currency was up 7.1%, reflecting the weakness of sterling against the dollar, partly offset by the strength of sterling, primarily against the euro. On a like-for-like basis, excluding the impact of acquisitions and currency fluctuations, revenue was up 5.0% compared with the same period last year and similar to the first quarter of this year. Reported net sales were up 5.9% at £3.276 billion, up 4.8% in constant currency and up 2.3% like-for-like, again similar to the first quarter net sales growth of 2.5%. The gap between revenue growth and net sales growth is similar to the first quarter and last year, reflecting the like scale of digital media purchases in media investment management and data investment management direct costs.

The pattern of net sales growth in 2015 is generally the same as the final quarter of 2014 and first quarter of 2015, with April marginally softer, as parts of the Group’s advertising, data investment management and branding & identity businesses were slightly slower, albeit against a very strong comparative last year. As in the first quarter, there was like-for-like revenue growth in all regions and business sectors, except data investment management and reflecting particularly strong growth in the United Kingdom and Asia Pacific. On a like-for-like basis, advertising and media investment management and branding & identity, healthcare and specialist communications (including direct, digital and interactive), as in the first quarter of 2015, continued to be the strongest sectors. As in the first quarter, the mature markets of the United States and United Kingdom, showed the strongest growth.

Regional review

North America, with constant currency revenue growth of 3.8% and like-for-like growth of 4.2%, a slight reduction over the first quarter, continued to show consistent growth, with particularly strong growth in media investment management and with the custom parts of the Group’s data investment management and branding & identity and healthcare businesses, performing less well.

The United Kingdom, with constant currency revenue growth of 17.2%, was up 8.1% like-for-like, the same as the first quarter of 2015, and still the strongest region, as it was in the first quarter. Net sales were up 10.3% on a constant currency basis and up 3.2% like-for-like. The Group’s media investment management and direct, digital and interactive businesses performed strongly, as in the first quarter, partly offset by branding & identity.

Western Continental Europe, which slowed slightly in the final quarter of 2014, improved in the first quarter of 2015 and also in April, with year-to-date constant currency revenue growth of 2.7% and like-for-like growth of 3.4%, compared with 2.5% and 2.7% respectively in the first quarter. Net sales were up 2.8% in constant currency and up 1.4% like-for-like, a significant improvement over the first quarter like-for-like growth of 0.3%. Germany, Italy, Portugal and Spain remained the brighter spots growing well above the average, but Austria, France, Scandinavia, Switzerland and Turkey were more difficult, as they were in the first quarter.

Asia Pacific, Latin America, Africa & the Middle East and Central and Eastern Europe, softened slightly in April, but still at high levels of absolute growth, with year-to-date constant currency revenue up 10.0% and like-for-like up 5.6%. Net sales were up 8.3% in constant currency and 3.1% like-for-like in the first four months, compared with 9.1% and 4.0% respectively in the first quarter. In Asia Pacific, India continued the strong growth seen in the first quarter, with China a little weaker.

Business sector review

Advertising and Media Investment Management

In constant currencies, advertising and media investment management revenue grew by 12.8%, with like-for-like growth of 9.9%, slightly lower than the first quarter, and still the strongest performing sector. Net sales grew 5.9% in constant currency, with like-for-like growth of 3.5%, similar to the first quarter figures of 5.7% and 3.8% respectively. Growth in the Group’s media investment management businesses was consistently strong throughout 2014 and this has continued into the first four months of 2015.

There has been some commentary recently on the significant number of media investment management reviews, particularly, in the United States, which we believe has been driven primarily by clients’ desire to optimise their media spending, in an increasingly digital media environment. These reviews total approximately $20 billion in billings. Your Company is particularly well positioned to compete in these pitches as it is an incumbent in less than a quarter of these reviews and in addition has the advantages of greatest global scale (according to RECMA 2014), and the only integrated data investment management capability and unique technology and content resources.

Data Investment Management

On a constant currency basis, data investment management net sales grew 1.9%, with like-for-like growth of 0.6% in the first four months, a reduction on the first quarter like-for-like growth of 1.2%, partly the result of weaker custom research in North America. All regions, except North America and the United Kingdom were up in the first four months, with stronger growth in Asia Pacific, Latin America and Africa.

Public Relations and Public Affairs

In constant currencies public relations and public affairs net sales were up 2.0% and up 1.8% like-for-like in the first four months, an improvement over the first quarter growth of 1.6% and 1.2% respectively. All regions, except the United Kingdom and Continental Europe, were up, with continuing strong growth in Asia Pacific, Latin America, Africa and the Middle East, as in the first quarter.

Branding and Identity, Healthcare and Specialist Communications

At the Group’s branding and identity, healthcare and specialist communications businesses (including direct, digital and interactive), constant currency net sales grew strongly at 5.8%, with like-for-like growth of 1.7% in the first four months, a slight improvement compared to the first quarter like-for-like growth of 1.6%. All of the Group’s businesses in this sector, except branding & identity and healthcare communications, grew in the first four months.

Operating profitability

In the first four months, on a constant currency basis, revenue, net sales, profits and operating margins were ahead of the quarter one revised forecast and last year and well ahead of the full year net sales margin targeted improvement of 0.3 margin points on a constant currency basis.

As indicated in the first quarter trading update, our quarter one revised forecasts are similar to budget, with like-for-like revenue and net sales growth up over 3%.

For the remainder of 2015, the focus remains on growing revenue and net sales faster than the industry average, driven by our leading position in the new markets, in new media, in data investment management, including data analytics and the application of new technology, creativity, effectiveness and horizontality. At the same time, we will concentrate on meeting our operating margin objectives, by managing absolute levels of costs and increasing our cost flexibility, in order to adapt our cost structure to significant market changes and by ensuring that the benefits of the restructuring investments taken in 2014 continue to be realised.

Balance sheet highlights

Average net debt in the first four months of this year was £2.895 billion, compared to £2.671 billion in 2014, at 2015 exchange rates. This represents an increase of £224 million. Net debt at 30 April 2015 was £3.594 billion, compared to £3.171 billion in 2014 (at 2015 exchange rates), an increase of £423 million. The increased average and period end debt figures reflect the significant incremental net acquisition spend of £277 million in the 12 months to 30 April 2015, offsetting the improvements in working capital seen in the second half of last year.

Acquisitions

In line with the Group’s strategic focus on new markets, new media and data investment management, the Group completed 10 transactions in the first four months; 2 acquisitions and investments were in new markets and 8 in quantitative and digital. Of these, 1 was in new markets and quantitative and digital. Two transactions announced in the first quarter Trading Update have recently been completed. These are the purchases of a controlling interest in IBOPE in data investment management in Latin America and a minority interest in comScore, also in data investment management in the United States, and total an investment of £360 million, more medium-sized than usual.

Specifically, in the first four months of 2015, acquisitions and increased equity stakes have been completed in advertising and media investment management in the United States and the United Kingdom; in data investment management in the United States and Brazil; in direct, digital and interactive in the United States, Sweden, Peru and China; in healthcare in Australia. Two further acquisitions and investments were made in May in advertising and media investment management in France and in direct, digital and interactive in Germany.

Return of funds to share owners

In June 2013, the Board decided to target a further increase in the pay-out ratio to 45% over the next two years and, as a result, declared total dividends of 34.21p for 2013 an overall increase of 20%. This represented a dividend pay-out ratio of 42%, compared to a pay-out ratio of 39% in 2012. Given the strong progress in 2014, the Board declared total dividends of 38.20p per share for 2014, an overall increase of 11.7%. This represented a dividend pay-out ratio of 45%, compared to a pay-out ratio of 42% in 2013. The achievement of the targeted 45% dividend pay-out ratio one year ahead of schedule has raised the question of whether the pay-out ratio target should be raised further. Your Board has decided to increase the dividend pay-out ratio to a target of 50%, to be achieved by the end of 2017.

During the first four months of 2015, share buy-backs continued at an annualised rate ahead of the Group’s target of 3% of the issued share capital, with 14.5 million shares, or 1.1% of the issued share capital, purchased at a cost of £218 million and an average price of £15.07 per share, with 10.6 million shares being purchased as Treasury stock and 3.9 million shares purchased by the ESOP Trusts.

Outlook

Lower, longer? – both worldwide GDP growth and interest rates

After another record year in 2014, the Group’s performance in the first four months of the new financial year has been particularly creditable, as worldwide GDP growth, both nominal and real, seems to have slowed in the second half of last year and into the new year. Pleasingly, bottom-line growth and operating margin improvement has been particularly strong, well beyond budget, target and last year. Net sales growth was also better than the final quarter of 2014, with all geographies and sectors growing net sales on both a constant currency and like-for-like basis. Like-for-like net sales were up 2.3% in the first four months compared with over 4% in the same period last year, with quarters one and two being the strongest quarters in 2014 and with 2.1% in the fourth quarter. Our operating companies are still hiring cautiously and responding to any geographic, functional and client changes in revenue – positive or negative. On a constant currency basis, operating profit is above budget and well ahead of last year and the increase in the net sales margin is well above the Group’s full year target of a 0.3 margin point improvement.

However, there seem to be little, if any, reasons for an upside breakout from the current levels of real or nominal GDP growth, which remain stuck at around 3% and 5% respectively and below the pre-Lehman trend rate, which by definition was unsustainable. The faster growth markets of the BRICs and Next 11, located in Asia, Latin America, Africa & the Middle East and Central & Eastern Europe continue to grow faster than the slower markets of North America and Western Europe, although the growth gap has narrowed as Brazil, Russia and China have slowed and the United

States and United Kingdom have quickened. Geopolitical issues remain top of business leaders’ concerns. The continuing crisis in the Ukraine and consequent bilateral sanctions, continued tensions in the Middle East and North Africa and the continuing possibility of a “Grexit” from the European Community top the agenda. Lower oil prices and first time quantitative easing in Europe and continued easing in Japan bottom or underpin the recovery and a continued, but somewhat patchy, United States recovery and United Kingdom and Indian strength may help confidence. But concerns about China and Brazil remain, although we remain unabashed bulls of both. Countries like Indonesia, the Philippines, Vietnam, Egypt, Nigeria, Mexico, Colombia and Peru add to confidence (and maybe even Cuba and Iran will), along with a mild recovery in Western Continental Europe, chiefly in Germany, Spain and Italy. France remains soft, although there are some small signs of improvement. But there are other “grey swans”, chiefly two, although one has now whitened. First, what impact will the much anticipated Federal Reserve tightening have on bond and equity markets? Although interest rates are likely to remain lower, longer than many anticipate, due to mediocre growth rates, when the tightening comes, as it inevitably will, it may have a dramatic impact on bond and equity valuations, as recent gyrations in the markets indicate. Secondly, the somewhat surprising result of the United Kingdom General Election (at least to the pollsters), with the Conservatives winning an overall majority, has resulted in an uncertainty-stimulating European Union referendum. In addition, the reduction of the still remaining, substantial, United Kingdom budget deficit, is being re-addressed.

So all in all, whilst clients are certainly more confident than they were in September 2008 post-Lehman, with stronger balance sheets (over $7 trillion in net cash and limited leverage), sub-trend global GDP growth at around 3.0-3.5% real and 5.0-5.5% nominal, combined with these levels of geopolitical uncertainty, with low inflation or fears of deflation resulting in limited pricing power, with short-term focused activist investors and strengthened corporate governance scrutiny, make them unwilling to take further risks. They, therefore, focus on costs, rather than revenue growth. If you are trying to run a legacy business, at one end of the spectrum you have the disrupters like Uber and Airbnb and at the other end you have the cost-focused models like 3G in fast moving consumer goods and Valeant and Endo in pharmaceuticals, whilst in the middle you have the activists led by Nelson Peltz, Bill Ackman and Dan Loeb, stressing short-term performance. Not surprising then, that corporate leaders tend to be risk averse. Procurement and finance take the lead over marketing and investment and suppliers are encouraged to play the additional roles of banks and/or insurance companies. At best, clients focus on a strategy of adding capacity and brand building in both fast growth geographic markets and functional markets, like digital, and containing or reducing capacity, perhaps with brand building to maintain or increase market share, in the mature, slow growth markets. This approach also has the apparent virtue of limiting fixed cost increases and increasing variable costs, although we naturally believe that marketing is an investment, not a cost. We see little reason, if any, for this pattern of behaviour to change in 2015, with continued caution being the watchword. There is certainly no evidence to suggest any such change in behaviour so far in 2015, although one or two institutional investors are saying that they are tiring with some companies’ total focus on short-term cost cutting and would favour strategies based more on the long-term and top line growth.

The pattern for 2015 looks very similar to 2014, but with no maxi- or mini-quadrennial events like the Olympics, FIFA World Cup or United States Presidential Election (as there will be in 2016) to boost marketing investments. Forecasts of worldwide real GDP growth still hover around 3.0 to 3.5%, with inflation of 2.0% giving nominal GDP growth of around 5.0 to 5.5% for 2015, although they have been reduced recently and may be reduced further in due course. Advertising as a proportion of GDP should at least remain constant overall. Although it is still at relatively depressed historical levels, particularly in mature markets, post-Lehman, it should be buoyed by incremental branding investments in the under-branded faster growing markets.

Although consumers and corporates both seem to be increasingly cautious and risk averse, the latter should continue to purchase or invest in brands in both fast and slow growth markets to stimulate top line sales growth. Merger and acquisition activity may be regarded as an alternative way of doing this, particularly funded by cheap long-term debt, but we believe clients may regard this as a more risky way than investing in marketing and brand and hence growing market share, particularly as equity valuations are strong.

All in all, 2015 looks to be another demanding year, although a weaker UK pound against a stronger US dollar may continue to provide some modest currency tailwind, partly offset by a stronger pound against the euro, although a modest impact on profits, unlike the fierce currency headwind in 2014.

Top-line Growth or Cost Cutting?

Finally, let me reflect a little further on our uncertain economic times – and the effect that they can have on marketing behaviour.

Even in the best of times, successful companies are careful in their allocation of promotional funds. But when times get tougher, carefulness tends to be replaced by caution. A certain nervousness infects the entire enterprise. Costs are trimmed … and trimmed again. Investment is postponed. Much of this, of course, is prudent and necessary; but there’s a lurking danger. What were first adopted as temporary tactics almost imperceptibly become a permanent strategy. And when that happens, companies may fail to take early advantage of any up-turn. The long-term becomes no more than an indefinite extension of the short-term.

At its simplest, for a brand to increase its share of market, it faces a choice: it can either cost less – or it can become worth more. When the short-term rules, price promotions may show the most immediate return – but even in the medium-term, these alternative strategies have hugely different effects on a brand’s perceived worth.

The one is an inducement; the other, an incentive. The one says to its consumers: we understand that you think this product is too expensive so we’re making it cheaper. The other says: we understand why you appreciate this brand – and we congratulate you for choosing it. The one diminishes the brand; the other enriches it.

The contribution that advertising and promotion can make to profitability is recognised – and indeed, measured – by the most hard-headed and sceptical of financial institutions. There is a demonstrable link between brand investment and company profitability.

And while the measurable level of that investment is clearly important, the manner of it … the style of it … the touch and the feel of it … is often the magic ingredient that ensures that a brand delivers an earned profit stream for many, many years to come.

As we tip-toe out of the worst of the post-Lehman years, I hope our clients will increasingly feel confident enough to make use of the skills that WPP and its companies exist to provide. It is those skills that have made possible the results we report today.

For all the remarkable advances of Artificial Intelligence, Natural Intelligence still has a billion year start; and I’ve been proud to know that it can be found in such abundance in our companies.

So on behalf of your board and our share owners, it gives me very great personal pleasure to say to our many thousands of talented and highly intelligent people: thank you all. I’d like you to know that your immense contribution has been proudly and publicly recognised.”

For further information:

Sir Martin Sorrell	}
Paul Richardson	}
Chris Sweetland	}	+44 20 7408 2204
Feona McEwan	}
Chris Wade	}

Kevin McCormack	}
Fran Butera	}	+1 212 632 2235

Belinda Rabano	}	+86 1360 1078 488

www.wppinvestor.com

This announcement has been filed at the Company Announcements Office of the London Stock Exchange and is being distributed to all owners of Ordinary shares and American Depository Receipts. Copies are available to the public at the Company’s registered office.

The following cautionary statement is included for safe harbour purposes in connection with the Private Securities Litigation Reform Act of 1995 introduced in the United States of America. This announcement may contain forward-looking statements within the meaning of the US federal securities laws. These statements are subject to risks and uncertainties that could cause actual results to differ materially including adjustments arising from the annual audit by management and the Company’s independent auditors. For further information on factors which could impact the Company and the statements contained herein, please refer to public filings by the Company with the Securities and Exchange Commission. The statements in this announcement should be considered in light of these risks and uncertainties.